Term Sheet No. IR-2 To the Product Supplement No. IR-I dated August 19, 2010 Prospectus Supplement dated March 25, 2009 and Prospectus dated March 25, 2009	Filed Pursuant to Rule 433 Registration Statement No. 333-158199-10 October 8, 2010

Financial Products	$ Callable Step-Up Securities due October 28, 2030

General
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The securities are designed for investors who seek semi-annual interest payments at a fixed rate expected to be 3.5% per annum (to be determined on the Trade Date) for the first ten semi-annual Interest Periods, a fixed rate expected to be 4.5% per annum (to be determined on the Trade Date) for the following ten semi-annual Interest Periods, a fixed rate expected to be 6.0% per annum (to be determined on the Trade Date) for the following ten semi-annual Interest Periods and a fixed rate expected to be 7.5% per annum (to be determined on the Trade Date) for all subsequent semi-annual Interest Periods. Any payment on the securities is subject to our ability to pay our obligations as they become due.

•	Senior unsecured obligations of Credit Suisse AG, acting through its Nassau Branch, maturing October 28, 2030.

•	The Issuer may redeem the securities, in whole but not in part, on October 28, 2020. No interest will accrue or be payable following an Early Redemption.

•	Minimum purchase of $1,000. Minimum denominations of $1,000 and integral multiples in excess thereof.

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The securities are expected to price on or about October 25, 2010 (the “Trade Date”) and are expected to settle on or about October 28, 2010 (the “Settlement Date”). Delivery of the securities in book-entry form only will be made through The Depository Trust Company.

Key Terms
Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch
Redemption Amount:
At maturity, you will be entitled to receive a cash payment of $1,000 for each $1,000 principal amount of securities that you hold, plus interest payable on the Maturity Date. Any payment on the securities is subject to our ability to pay our obligations as they become due.

Early Redemption:
The Issuer may redeem the securities in whole, but not in part, on October 28, 2020 upon at least five Business Days notice at 100% of the principal amount of the securities, together with the interest payable on that Interest Payment Date.

Interest Rate:
For each Interest Period immediately preceding an Interest Payment Date occurring from October 28, 2010 to October 28, 2015: expected to be 3.5% per annum (to be determined on the Trade Date).
For each Interest Period immediately preceding an Interest Payment Date occurring from October 28, 2015 through October 28, 2020: expected to be 4.5% per annum (to be determined on the Trade Date).
For each Interest Period immediately preceding an Interest Payment Date occurring from October 28, 2020 through October 28, 2025: expected to be 6.0% per annum (to be determined on the Trade Date).
For each Interest Period immediately preceding an Interest Payment Date occurring from October 28, 2025 through the final Interest Payment Date: expected to be 7.5% per annum (to be determined on the Trade Date).

Interest:
On each Interest Payment Date, for each $1,000 principal amount of securities, you will receive an interest payment in respect of the immediately preceding Interest Period, calculated as follows using the Interest Rate applicable to such Interest Period:

• Interest Rate × $1,000 × Day Count Fraction
Interest Periods:
The period from and including the Settlement Date to but excluding the first Interest Payment Date, and each successive period from and including an Interest Payment Date to but excluding the next succeeding Interest Payment Date, subject to adjustment in accordance with the Modified Following Business Day Convention.

Interest Payment Dates:
Semi-annually on the 28th day of April and October, beginning on April 28, 2011, through and including the Maturity Date, subject to adjustment in accordance with the Modified Following Business Day Convention.

Day Count Fraction:	30/360
Business Day:	Any day, other than a Saturday, Sunday or a day on which banking institutions in the City of New York or in London, England are generally authorized or obligated by law or executive order to close.
Maturity Date:	October 28, 2030, subject to adjustment in accordance with the Modified Following Business Day Convention.
Acceleration Upon Hedge Disruption Events:
In the event that the calculation agent determines that a hedging disruption event has occurred (as defined under “Description of the Securities – Reference Rate Hedging Disruption Events” in the accompanying product supplement), the Issuer will have the right, but not the obligation, to accelerate the payment on the securities. The redemption amount upon such early acceleration will be determined by the calculation agent in good faith in a commercially reasonable manner.

Listing:	The securities will not be listed on any securities exchange.
CUSIP:	22546EB94
Investing in the securities involves a number of risks. See “Selected Risk Considerations” in this term sheet and “Risk Factors” beginning on page PS-3 of the accompanying product supplement.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you the term sheet, product supplement, prospectus supplement and prospectus if you so request by calling 1-800-221-1037.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Issuer
Per security	$1,000.00	$	$
Total	$	$	$

(1) An affiliate of ours may pay fees to some broker-dealers of up to $35.00 per $1,000 principal amount of securities in connection with the distribution of the securities. For more detailed information, please see “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this term sheet.

The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. For more information, see “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this term sheet. The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse

October 8, 2010

Additional Terms Specific to the Securities

You should read this term sheet together with the product supplement dated August 19, 2010, the prospectus supplement dated March 25, 2009 and the prospectus dated March 25, 2009, relating to our Medium-Term Notes of which these securities are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement No. IR-I dated August 19, 2010:

http://www.sec.gov/Archives/edgar/data/1053092/000104746910007642/a2199806z424b2.htm

•	Prospectus supplement dated March 25, 2009:

http://www.sec.gov/Archives/edgar/data/1053092/000104746909003093/a2191799z424b2.htm

•	Prospectus dated March 25, 2009:

http://www.sec.gov/Archives/edgar/data/1053092/000104746909003289/a2191966z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Credit Suisse.

This term sheet, together with the documents listed above, contain the terms of the securities and supersede all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this term sheet and “Risk Factors” in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the securities.

Selected Risk Considerations

An investment in the securities involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

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THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE – The payment of any amount due on the securities is subject to the credit risk of Credit Suisse. Investors are dependant on our ability to pay all amounts due on the securities and, therefore, investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the securities prior to maturity.

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THE SECURITIES ARE SUBJECT TO A POTENTIAL EARLY REDEMPTION, WHICH WOULD LIMIT YOUR ABILITY TO ACCRUE INTEREST OVER THE FULL TERM OF THE SECURITIES – The securities are subject to a potential early redemption. The securities may be redeemed on October 28, 2020 upon at least five Business Days notice. If the securities are redeemed prior to the Maturity Date, you will be entitled to receive the principal amount of your securities and any accrued but unpaid interest payable on such Interest Payment Date. In this case, you will lose the opportunity to continue to accrue and be paid interest from the date of Early Redemption to the scheduled Maturity Date. If the securities are redeemed prior to the Maturity Date, you will lose the opportunity to accrue and be paid interest for Interest Periods subsequent to the Early Redemption. Since the applicable Interest Rate increases during the term of the securities, the average Interest Rate for the Interest Periods prior to any Early Redemption will be lower than the average Interest Rate that would be applicable to the term of the securities if they were not redeemed prior to the Maturity Date.  If the securities are redeemed prior to the Maturity Date, you may be unable to invest in other securities with a similar level of risk that yield as much interest as the securities.

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A HEDGING DISRUPTION EVENT MAY RESULT IN ACCELERATION OF THE SECURITIES – In the event that the calculation agent determines that a hedging disruption event has occurred (as defined under “Description of the Securities – Reference Rate Hedging Disruption Events” in the accompanying product supplement), we will have the right, but not the obligation, to accelerate the payment on the securities. The redemption amount upon such early acceleration will be determined by the calculation agent in good faith in a commercially reasonable manner. In this case, you will lose the opportunity to continue to accrue and be paid interest for the remaining term of the securities, and you may be unable to invest in other securities with a similar level of risk that yield as much interest as the securities.  Please refer to “Description of the Securities – Reference Rate Hedging Disruption Events” in the accompanying product supplement.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY – While the payment at maturity described in this term sheet is based on the full principal amount of your securities, the original issue price of the securities includes the agent’s commission and the cost of hedging our obligations under the securities through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

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LACK OF LIQUIDITY – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities when you wish to do so. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

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POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

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MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES – The value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o	changes in U.S. interest and swap rates;

o	interest and yield rates in the market generally; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the securities may be used in connection with hedging our obligations under the securities through one or more of our affiliates. For further information, please refer to “Use of Proceeds and Hedging” in the accompanying product supplement.

Certain United States Federal Income Tax Considerations

We intend to take the position for United States federal income tax purposes (and only for United Stated federal income tax purposes) that the Early Redemption right is presumed exercised, and that the Notes will have “qualified stated interest” equal to the lowest fixed rate of interest that is payable throughout the period prior to Early Redemption.  Since the interest rate is stepped up during this period, we will treat the additional interest payable during the latter part of this period as original issue discount (“OID”).  A U.S. Holder of the Notes will be subject to the special tax accounting rules of for OID obligations provided by the Code and certain U.S. Treasury regulations.  See "Certain United States Federal Income Tax Considerations – U.S. Holders”,  "Certain United States Federal Income Tax Considerations – Original Issue Discount” and "Certain United States Federal Income Tax Considerations - Optional Redemption" in the Product Supplement.

Supplemental Plan of Distribution (Conflicts of Interest)

Under the terms and subject to the conditions contained in a distribution agreement dated May 7, 2007, as amended, which we refer to as the distribution agreement, we have agreed to sell the securities to CSSU.

The distribution agreement provides that CSSU is obligated to purchase all of the securities if any are purchased.

CSSU proposes to offer the securities at the offering price set forth on the cover page of this term sheet and will not receive a commission in connection with the sale of the securities.  In addition, Credit Suisse International, an affiliate of Credit Suisse, may pay fees to some broker-dealers of up to $35.00 per $1,000 principal amount of securities.

CSSU is our affiliate. In accordance with NASD Rule 2720, CSSU may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer. A portion of the net proceeds from the sale of the securities will be used by CSSU or one of its affiliates in connection with hedging our obligations under the securities.

For further information, please refer to “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

Credit Suisse